Mail Stop 3561

February 12, 2008

William R. Herren
Chairman of the Board
Asia Automotive Acquisition Corporation
199 Pierce Street, Suite 202
Birmingham, Michigan 48009

      Re: **Asia Automotive Acquisition Corporation**
              Amendment No. 5 to Registration Statement on Form S-4
              Filed February 7, 2008
              File No. 333-147086

Dear Mr. Herren:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Equity Acquisition Agreement, page 53
The Candidate Identification Process, page 53

1.   We reissue comment 7 from our letter dated February 5, 2008. Provide clear
        disclosure as to how and when AAAC first became aware of Hunan Tongxin.

Exhibits

2.   Please file a signed legality opinion. In addition, the warrants are contractual
        obligations and therefore counsel must opine that the warrants are a legal binding
        obligation of the company under the state or jurisdiction contract law governing
        the warrant agreement. Please revise accordingly.

                                    * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        You may contact Ethan Horowitz at (202) 551-3311 or Carlton Tartar at (202)
551-3387 if you have questions regarding comments on the financial statements and
related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell, who
supervised the review of your filing, at (202) 551-3357 with any other questions.

                                            Sincerely,

John Reynolds
Assistant Director

cc: Paul M. Kavanaugh
        Fax: (248) 645-2690